Entheos Technologies, Inc.

888 3rd Street

Suite 1000

Calgary, Alberta, T2P 5C5

Telephone:  (800) 755-5815

By Edgar

February 9, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 3561

            RE:      Entheos Technologies, Inc.  (the “Company”)

                        Registration Statement on Form S-1

                        (File No. 333-157829)

Dear Sir:

            On behalf of the Company, request is hereby made pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 4:30 pm (EST) on Thursday, February 11, 2010, or as soon as practicable thereafter.

            In connection with the foregoing, we hereby acknowledge that:

  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

Entheos Technologies, Inc.

By: /s/ Derek Cooper

Derek Cooper, President and Chief Executive Officer

cc. Joseph Sierchio, Esq.